Wing It!

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-46,760.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	3.44
Inventory	7,785.73
Mobile Operations	-3,500.00
California Department of Tax and Fee Administration Payable	0.00
Square Loan	568.31
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,857.48**
Net cash provided by operating activities	**$ -41,903.19**
FINANCING ACTIVITIES	
EIDL	19,000.00
PPP Loan	11,725.00
Justin's Capital Investment:Justin's Personal Purchases for Wing it	434.67
Manny's Capital Investment:Manny's Personal Purchases for Wing It	1,236.99
Opening Balance Equity	10,500.00
Partner Distributions:Justin Distribution	-3,600.00
Partner Distributions:Manny Distribution	-1,000.00
Net cash provided by financing activities	**$38,296.66**
NET CASH INCREASE FOR PERIOD	**$ -3,606.53**
Cash at beginning of period	4,645.58
CASH AT END OF PERIOD	**$1,039.05**